UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ______________ FORM 11-K
______________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

Commission File No. 000-51305

HERITAGEBANK OF THE SOUTH
401(k) PLAN
(Full title of the plan)

HERITAGE FINANCIAL GROUP, INC
(Name of issuer of the securities held pursuant to the plan)

721 North Westover Boulevard
Albany, Georgia 31707
(Address of the plan and address of issuer's principal executive offices)

HERITAGEBANK OF THE SOUTH
 401(K) PLAN

FINANCIAL REPORT
 DECEMBER 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
HeritageBank of the South 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of HeritageBank of the South 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mauldin & Jenkins, LLC
Albany, Georgia
June 27, 2013

HERITAGEBANK OF THE SOUTH
 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011

ASSETS
Investments:
Mutual funds and collective trust, at fair value	$4,854,689	$4,057,921
Investments in sponsor's parent company common stock, at fair value	986,647	876,061
Cash and cash equivalents	63,942	76,218
	5,905,278	5,010,200
Receivables:
Employer contributions	686	1,303
Participant contributions	69	91
Notes receivable from participants	10,142	17,132
	10,897	18,526
Total assets	5,916,175	5,028,726

LIABILITIES
Due to broker	24,369	34,869

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	5,891,806	4,993,857

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(45,458)	(41,416)

NET ASSETS AVAILABLE FOR BENEFITS	$5,846,348	$4,952,441

See Notes to Financial Statements.

HERITAGEBANK OF THE SOUTH
 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS
 AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2012

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$550,431
Interest and dividends	119,652
Total investment income	670,083

Other income:
Interest on notes receivable from participants	539

Contributions:
Employer contributions	210,510
Rollover contributions	180,112
Participant contributions	778,805
Total contributions	1,169,427

Total additions	1,840,049

Deductions from net assets attributed to:
Benefits paid to participants	931,296
Administrative expenses	14,846
Total deductions	946,142

Net increase	893,907

Net assets available for benefits:
Beginning of year	4,952,441

End of year	$5,846,348

See Notes to Financial Statements.

HERITAGEBANK OF THE SOUTH
 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION

The following description of the HeritageBank of the South 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the benefit of the employees of HeritageBank of the South (the “Bank”). The Bank is a wholly-owned subsidiary of Heritage Financial Group, Inc. (the “Company”). The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC) and similar state tax laws. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Employees are eligible to make 401(k) deferrals upon the latter of their hire date or the date that they attain age 21. In order to be eligible to receive employer matching contributions, employees must have attained age 21 and completed a year of service, as defined in the Plan. After completion of these requirements, an employee becomes eligible to share in employer matching contributions as of January 1 or July 1 following or coinciding with attainment of these requirements.

Contributions

Eligible employees may elect to defer up to 90% of pretax annual compensation (within federal limits), as defined in the Plan. The Bank makes a discretionary matching contribution of 50% of participants’ deferrals up to 4% of the participants’ compensation. In addition, the Bank may also make discretionary profit sharing Plan contributions. Participants may roll over amounts representing eligible rollover distributions from other eligible retirement plans. Participants direct the investment of their contributions to selected investments as made available and determined by the Plan Administrator. The Plan currently offers mutual fund options, a stable value common/collective trust, and the common stock of the sponsor’s parent company as investment options. Participants may change their investment options any time throughout the year via password protected internet access.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution, Plan earnings or losses, an allocation of administrative expenses, and discretionary contributions, if any. Plan earnings and expenses are allocated based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Voting Rights

All voting rights on shares of the Company common stock held in the Plan shall be exercised by the trustee as directed by each participant for whom the stock is held. The trustee votes unvoted shares at its discretion.

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION (Continued)

Vesting

Participants are immediately vested in their salary deferral contributions plus actual earnings or losses thereon. The portion of the participants’ accounts attributable to the Bank’s matching and discretionary contributions become 20% vested after one year of credited service as defined and continues to vest at the rate of 20% for each successive year of service until 100% vested after five years of service.

Notes Receivable from Participants

Prior to July 1, 2006, participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 of 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates comparable to rates then in effect at a major banking institution. Loan terms range from one to five years, or longer for the purchase of a primary residence. Principal and interest are paid ratably through monthly payroll deductions. The Plan adopted new prototype plan provisions as of January 1, 2006 which do not provide for new participant loans. The loans originated prior to this date continue under the original terms. During 2010, the Plan sponsor acquired new bank branches. In conjunction with the acquisition, the participants were allowed to rollover their 401k investments and associated loans into the Plan with the original terms.

Forfeitures

At December 31, 2012 and 2011, forfeited nonvested accounts totaled $18,571 and $9,317, respectively. The forfeited nonvested accounts will be used to reduce future employer-matching contributions, to cover costs of administration of the Plan, and at the discretion of the Plan Administrator, be allocated to participants. No forfeitures were used to reduce employer-matching contributions or Plan expenses during 2012, and no discretionary allocation was made during the year ended December 31, 2012.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum payment amount equal to the value of the participant's vested interest in his or her account, or installment payments no less frequent than annually. Such distributions are generally paid in the form of cash; however, if the participant has investments in the common stock of the sponsor’s parent company, the participant may elect an in-kind distribution of the participant’s account balance in the common stock of the sponsor’s parent company. Withdrawals prior to termination of service are permitted under certain circumstances as defined by the Plan.

NOTE 2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
NOTE 2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Common stock of the Company is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The units of the collective trust fund are valued at NAV established by the fund’s sponsor on the last business day of the plan year based on the fair value of the underlying assets.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest on notes receivable from participants is recorded as received. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value except for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through participation in the Reliance Trust Company Stable Value Fund (Stable Value Fund), a common collective trust fund. Investments in the accompanying Statements of Net Assets Available for Benefits present the fair value of the Stable Value Fund as well as the adjustment of the portion of the Stable Value Fund related to fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis. The average yield of the Stable Value Fund was 5.37% and 6.90% for the year ended December 31, 2012 and 2011. The average yield earned by the Stable Value Fund that reflects actual interest credited to participants for the year ended December 31, 2012 and 2011 was 2.93% and 3.44%, respectively.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to provide a consistent definition on fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The Plan adopted the provisions of ASU 2011-04 effective January 1, 2012. The adoption of ASU 2011-04 did not have a material effect on the Plan’s financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Subsequent Events

Subsequent events have been evaluated through the report date of these financial statements.

NOTE 3.	ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Bank. Certain brokerage and processing expenses are paid to the trustee and recordkeeper from the Plan.

NOTE 4.	INVESTMENTS

The fair value of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011
Heritage Financial Group, Inc. common stock, 71,548 and 74,242 shares, respectively	$986,647	$876,061

Collective Trust Fund:
Reliance Trust Company Stable Value Fund (Contract Value: 2012 - $1,008,323; 2011 - $992,615)	1,053,781	1,034,031

Mutual Funds – Equity:
Blackrock Global Allocation Fund	446,436	345,801
American Funds - Fundamental Investors	*	255,310
American Funds - Growth Fund of America	436,277	337,510
Putnam Asset Allocation Conservative Fund	1,021,018	695,865

* - Fund was less than 5% of net assets in 2012

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$369,192
Collective trust fund	26,492
Heritage Financial Group, Inc. common stock	154,747
$550,431

NOTES TO FINANCIAL STATEMENTS

NOTE 5.	FAIR VALUE MEASUREMENTS

Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -	Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stocks: Valued at the closing price reported on the active market on which the individual security is traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trust: Valued at the NAV of unit shares held by the Plan at year-end. The NAV is based on the fair value of the underlying investments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES TO FINANCIAL STATEMENTS

NOTE 5.	FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Level 1	Level 2	Level 3	Total
2012:
Cash and money market funds	$63,942	$-	$-	$63,942
Common stocks	986,647	-	-	986,647
Mutual funds:
Growth and value funds	1,618,928	-	-	1,618,928
Balanced funds	1,717,970	-	-	1,717,970
Fixed income funds	362,568	-	-	362,568
Real estate funds	101,442	-	-	101,442
Collective trust
Stable value fund	-	1,053,781	-	1,053,781
Total assets at fair value	$4,851,497	$1,053,781	$-	$5,905,278

2011:
Cash and money market funds	$76,218	$-	$-	$76,218
Common stocks	876,061	-	-	876,061
Mutual funds:
Growth and value funds	1,383,429	-	-	1,383,429
Balanced funds	1,219,391	-	-	1,219,391
Fixed income funds	333,974	-	-	333,974
Real estate funds	87,096	-	-	87,096
Collective trust
Stable value fund	-	1,034,031	-	1,034,031
Total assets at fair value	$3,976,169	$1,034,031	$-	$5,010,200

NOTE 6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

A party-in-interest is defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds common collective trust funds managed by Reliance Trust Company, the Plan’s custodian, which qualify as party-in-interest transactions. Notes receivable from the participants held by the Plan are also considered party-in-interest transactions. Additionally, at December 31, 2012 and 2011, the Plan had participant directed investments of $986,647 and $876,061, respectively, in the Plan Sponsor’s parent company common stock. Dividends received by the Plan on the Plan Sponsor’s parent company stock were $25,511 in 2012. Fees paid by the Plan for recordkeeping services amounted to $14,846 during the year ended December 31, 2012.

NOTE 7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their entire account.

NOTES TO FINANCIAL STATEMENTS

NOTE 8.	TAX STATUS

The Plan obtained its latest determination letter on August 30, 2001 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan is currently maintained on a prototype plan, which has received an opinion letter from the Internal Revenue Service, stating that the form of the Plan is qualified under section 401(a) of the IRC, and therefore the related trust is tax exempt. In accordance with applicable Revenue Procedures, the Plan Administrator has determined it is eligible and has chosen to rely on the current IRS prototype plan opinion letter. Plan management believes that the Plan is currently being operated in accordance with the IRC.

Generally accepted accounting principles require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

HERITAGEBANK OF THE SOUTH
 401(K) PLAN

SUPPLEMENTARY INFORMATION
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
 DECEMBER 31, 2012

Identity of Issuer	Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	Cost of Acquisition		Current Value

Mutual Funds - Equity
Baron Asset Fund	Mutual Fund (2,386.596 units)	$	**	$116,657
Blackrock Global Allocation Fund	Mutual Fund (22,615.813 units)		**	446,436
Columbia Acorn Fund	Mutual Fund (8,721.752 units)		**	256,071
Columbia Emerging Markets Fund	Mutual Fund (6,957.715 units)		**	59,141
Davis Real Estate Fund	Mutual Fund (3,468.101 units)		**	101,442
American EuroPacific Growth Fund	Mutual Fund (6,367.886 units)		**	255,607
American Fundamental Investors Fund	Mutual Fund (6,461.105 units)		**	262,450
American Growth Fund of America	Mutual Fund (12,996.046 units)		**	436,277
MFS Value Fund	Mutual Fund (9,180.478 units)		**	232,725
Putnam Asset Allocation Conservative Fund	Mutual Fund (102,614.853 units)		**	1,021,018
Putnam Asset Allocation Growth Fund	Mutual Fund (18,765.277 units)		**	250,516

Mutual Funds - Fixed Income
American High Income Trust Fund	Mutual Fund (4,687.136 units)		**	53,246
Davis Government Bond Fund	Mutual Fund (4,951.407 units)		**	27,480
Pimco Total Return Fund	Mutual Fund (25,074.835 units)		**	281,842
Collective Trust Fund
*Reliance Trust Company Stable Value Fund	Common/Collective Trust (6,886.046 units)		**	1,053,781

Total Investments at fair value			**	4,854,689

PLAN SPONSOR'S PARENT COMPANY COMMON STOCK
*Heritage Financial Group	Common Stock (71,548 shares)		**	986,647

LOANS
*Notes receivable from participants	3.75% - 8.00%		**	10,142

CASH AND CASH EQUIVALENTS			**	63,942

		$	**	$5,915,420

* Represents a party-in-interest
** Cost information not included as investments are participant directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

HERITAGEBANK OF THE SOUTH 401(k) PLAN

By:	/s/ T. Heath Fountain
T. Heath Fountain
Executive Vice President,
Chief Administrative Officer and
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: June 27, 2013